

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

Via E-Mail
Oren Bryan
Chief Financial Officer
Enzymotec Ltd.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha'Emeq 2310001, Israel

> **Re:** **Enzymotec Ltd.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted August 14, 2013**
> **CIK No. 0001578809**

Dear Mr. Bryan:

We have reviewed your amended draft registration statement dated August 14, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of proceeds, page 40

1. We note your revised disclosure in response to our prior comment 14. Please revise your disclosure further to disclose the estimated amount of proceeds or other funds required for each intended use pursuant to Part I, Item 3.C.1. of Form 20-F.

Intellectual property, page 89

2. We note your revised disclosure in response to our prior comment 29. In each instance where you have provided an estimated year of expiration, please delete the phrase "or around" or similar qualifier or explain why you are unable to give the actual year of expiration.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      You may contact Scott Wuenschell at (202) 551-3467 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

                              Sincerely,

                              /s/ Daniel Greenspan for

                              Jeffrey P. Riedler
                              Assistant Director

cc: Via E-Mail
        Colin J. Diamond
        White & Case LLP
        1155 Avenue of the Americas
        New York, NY 10036-2787